Contact

www.linkedin.com/in/raygedert
(LinkedIn)

Top Skills

Advertising
Direct Mail Campaigns
Solution Selling

Ray Gedert

Want to differentiate and bring new customers to your business using cost effective solutions with high ROI and trackable, measurable results? Let's connect!
Nashville

Summary

I help bring new customers to local businesses by tailoring solutions and marketing strategies that cater to the needs of individual businesses.

The challenges most businesses face are increased competition, customer attrition, unutilized capacity, and the ability to stay top of mind to its consumers on a consistent basis.

Local businesses need to make sure they are the go-to in their market. My company, Marketing WorX, LLC ensures consistent branding, target audience top of mind awareness, consistent visibility, minimizes attrition through new customer attraction and creates customer loyalty and long-term retention.

We provide full creative end-to-end service and employ proven, cost effective solutions with a high ROI and trackable and measurable results.

Let’s connect for a brief call about marketing strategies to help you reach your target audience: www.ScheduleCallWithRay.com

Experience

Marketing WorX, LLC

Founder and CEO
2010 - Present (12 years)
Nashville, Tennessee, United States

With decades of expertise, we help local businesses with a whole host of solutions including Direct Mail, Logo Design, Websites, Business Operations Platforms, Email and Text Automation and more.

Money Mailer

CEO
January 2014 - Present (8 years 7 months)

► My commitment to my clients is to understand their growth initiatives and determine the best marketing message, audience, reach and frequency needed to meet and even exceed their revenue goals.

At Money Mailer, we specialize in Integrated Direct Marketing Solutions to help businesses get, know and keep more customers. We reach 1,500,000 households locally and 17 million households across the country on a monthly basis. We partner with you to achieve the best, measurable return on your marketing investment. When we partner with companies we create results-oriented advertising. We are tangible, trackable and create ROI.

We know all the frustration and disappointment that businesses like yours experience from little or no measurable return on your marketing efforts? Those are the problems that my company, Money Mailer, solves.

We provide several ways to make your life easier and your business more efficient. Every business revenue growth plan is different, and that is why I work closely with every one of our clients in helping them hone their message and targeted audience, so they get the ROI they expect. It always starts with a conversation where we focus on your specific business issues and how Money Mailer can help you attract more customers and keep them coming back.

➢ If you are responsible for driving traffic to businesses, I invite you to have a conversation. Whether or not we decide to work together, I am confident our call will add value to the way you can leverage direct mail to meet your goals. To schedule a call visit: ScheduleCallWithRay.com

RGedert@MoneyMailer.com • 310.929.4680

Hewlett Packard Enterprise
Enterprise Business Sales
2010 - 2012 (2 years)
Southern California

Sold and account managed over 20 new customers in sales of enterprise solutions, including servers, storage and cloud computing to Commercial and Healthcare accounts. Selected accomplishments:

• Launched unsolicited proposal successfully launched POC at eHarmony for competitive takeout for $5M.
• Engaged Websense Company to position HP valued at $10M competitive win.
• Architected $2M Electronic Health Records infrastructure for insourcing at Scripps Health.
• Sold Mitchell International $2M in storage for disaster recovery.
• Captured CareFusion for over $1M in new storage platform.
• Managed Behr Paint Closed $1M in Storage and HealthCare Partners $500K in Storage.

Dynamic Systems Inc.*
Senior Account Executive
2001 - 2010 (9 years)
El Segundo, CA

Successfully executed aggressive territory strategy from zero based assignment to over $10M in annual sales. Developed and Executed new vertical market in Education with no presence and grew to 25% of sales and profits for company. Sold enterprise class servers, storage and software solutions to Education, Healthcare, Local Government and Commercial Accounts. Managed account teams within strategic opportunities and marshaled resources to support an effective sales process.

• Clients included University of Southern California, University of California campuses, California State University campuses, Community Colleges, and Getty Museum Trust.
• Closed over $15M in Storage Solutions including over 1.5 PB to UC Irvine.
• Number One Software Sales Rep for the company with over $10M in Sales.
• Top Sales Representative for both sales and gross profit 2007, 2008, 2009 and 2010.
• Awarded Sun Reseller Rep for Education, Western Region for 5 consecutive Years.
• Recognized Million Dollar Club for five consecutive years.

i2 Technologies
Territory Account Executive
2000 - 2001 (1 year)
Irvine, CA

Sold B2B and B2C Software Solutions to Fortune 1000 companies in the Western United States. Software Solutions include Sell Side Marketplaces,

Configuration, Content Management, Complex Pricing, fully integrated solution to back-end Supply Chain systems and as well as Enterprise Application Sales.

• Achieved 114% of quota.
• Led and managed complex software sales cycles within numerous accounts.
• Developed and executed various account penetration strategies, typically focused on C-level executive management.

RR Donnelley
Regional Account Manager
1994 - 2000 (6 years)
Los Angeles, CA

Identified, qualified, and sold software and hardware solutions to Automotive, Aerospace, Financial, and Government Companies. Enterprise Application Solutions included eForms, eProcurement, Negotiable Document Solution, Electronic Document Repository for Print Management, and Custom Data Merge.

• Clients included Toyota, American Honda, Blue Cross, Paramount Pictures, Hughes & DirecTV.
• Matched best of breed software and services solutions to achieve highest profits margins in region.
• Awarded Presidents Club for exceeding 100% of quota 1995, 1996, 1999, & 2000.

Education

Indiana University - Kelley School of Business
Business, Bachelor of Science in Marketing

Indiana University Bloomington
Bachelor, Business